UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549




                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)


                              Ingram Micro Inc.
    ----------------------------------------------------------------------
                               (Name of Issuer)

                      Class A Common Stock, par value $0.01
    -----------------------------------------------------------------------
                            (Title of Class of Securities)

                                    457153
                           ------------------------
                                (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]


CUSIP NO. 457153                     13G

1.    NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO.

           Philip M. Pfeffer

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP


                                                               (a)[ ]

                                                               (b)[x]

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America

Number of Shares             5. SOLE VOTING POWER
Beneficially Owned
by Each Reporting               2,082,691
Person With
                             6. SHARED VOTING POWER

                                208,653

                             7. SOLE DISPOSITIVE POWER

                                2,082,691

                             8. SHARED DISPOSITIVE POWER

                                208,653

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,291,344

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES                                              [ ]


11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           5.5%


12.   TYPE OF REPORTING PERSON

           IN


CUSIP NO. 457153                     13G

1.    NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO.

           Pfeffer Family Partners, L.P.

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                               (a)[ ]

                                                               (b)[X]

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

            Tennessee

Number of Shares             5. SOLE VOTING POWER
Beneficially Owned
by Each Reporting               208,653
Person With

                             6. SHARED VOTING POWER

                                -0-

                             7. SOLE DISPOSITIVE POWER

                                208,653

                             8. SHARED DISPOSITIVE POWER

                                -0-

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           208,653

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES                                              [ ]


11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           0.6%


12.   TYPE OF REPORTING PERSON

           OO

Item 1(a). Name of Issuer:

           Ingram Micro Inc. (the "Company")

Item 1(b). Address of Issuer's Principal Executive Offices:

           1600 E. St. Andrew Place
           Santa Ana, CA 92705

Item 2(a). Name of Persons Filing:

           Philip M. Pfeffer
           Pfeffer Family Partners, L.P. ("PFLP")

Item 2(b). Address of Principal Business Office or, if None,
           Residence:

           The business address of Philip M. Pfeffer is 836 Treemont Court, Nashville, TN 37220

           The address of PFLP is 836 Treemont Court,
           Nashville, TN 37220

Item 2(c). Citizenship:

           Each of the persons filing this statement is a United States citizen, a corporation or limited partnership organized under the laws of a state of the United States or a trust created or governed under the laws of a state of the United States.

Item 2(d). Title of Class of Securities:

           Class A Common Stock, par value $0.01 per share

Item 2(e). CUSIP Number:

           457153

Item 3. Type of Reporting Person:

        N/A

Item 4. Ownership:

        (a), (b) and (c)

        Based on information provided by the Company, as of December 31, 1997, there were outstanding 37,285,381 shares of Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), and 99,714,672 shares of Class B Common Stock, par value $0.01 per share (the "Class B Common Stock"). Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Company's stockholders, including the election of directors, and each share of Class B Common Stock entitles the holder to ten votes on each such matter. Except as required by applicable law, holders of the Class A Common Stock and Class B Common Stock vote together as a single class on all matters submitted to a vote of the stockholders of the Company. The table below indicates beneficial ownership of Class A Common Stock as of December 31, 1997 of Mr. Pfeffer and PFLP. Pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, certain securities convertible into, or exchangeable for, shares of Class A Common Stock, may be deemed to be shares of Class A Common Stock for purposes of determining beneficial ownership. See footnote (2) below. Also indicated is the percentage of Common Equity (as defined below) owned by Mr. Pfeffer and PFLP as of such date. All shares are Class B Common Stock, except as noted:


==============================================================================
                                                     % Class         % Common
                                                     A Common         Equity
                                 Beneficial          Stock at           at
                                Ownership at         12/31/97        12/31/97
                               12/31/97(1)(2)          (2)             (3)
------------------------------------------------------------------------------
Philip M. Pfeffer             2,291,344(4)(5)          5.5             1.7
PFLP                              208,653              0.6             0.2
==============================================================================


(1) Each person has sole voting and dispositive power with respect to the shares shown as beneficially owned, except as indicated below.

(2) Pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as used in this table, "beneficial ownership" means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. A person is deemed as of any date to have "beneficial ownership" of any security that such person has a right to acquire within 60 days after such date. For purposes of calculating the ownership percentage of any person named above, any securities that any person other than such person has the right to acquire within 60 days of such date are not deemed to be outstanding.

(3) "Common Equity" means the Class A Common Stock and the Class B Common Stock. Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock.

(4) Includes 1,763,825 shares of Class B Common Stock and 202,104 shares of Class A Common Stock held by Philip M. Pfeffer and options exercisable for 116,764 shares of Class A Common Stock. Also includes the shares held by PFLP, with respect to which Philip M. Pfeffer shares voting and dispositive power.

(5) Excludes for Mr. Pfeffer 234,348 shares held by his children or one or more trusts of which his children are beneficiaries.


Item 5.  Ownership of Five Percent or Less of a Class:

         N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

         N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

         N/A

Item 8. Identification and Classification of Members of the Group:

         N/A

Item 9.  Notice of Dissolution of Group:

         N/A

Item 10. Certification:

         N/A

                                --------------


                                   SIGNATURE

      After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 17, 1998


                                                /s/ Philip M. Pfeffer
                                                ------------------------------
                                                Philip M. Pfeffer



                                                PFEFFER FAMILY PARTNERS, L.P.

                                                By: PHILIP M. PFEFFER



                                                By: /s/ Philip M. Pfeffer
                                                    --------------------------
                                                    Name: Philip M. Pfeffer
                                                    Title: Partner